Intrepid Capital Management Funds Trust
1400 Marsh Landing Parkway, Suite 106
Jacksonville Beach, Florida 32250

July 1, 2014

Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Intrepid Capital Management Funds Trust (the “Trust”)
File Nos.:  333-118634 and 811-21625

Dear Ms. Hatch

The purpose of this letter is to respond to oral comments received by representatives of U.S. Bancorp Fund Services, LLC, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on June 19, 2014, regarding the Staff’s recent Sarbanes-Oxley review of the Trust’s annual certified shareholder report for the fiscal year ended September 30, 2013 filed on Form N-CSR on December 3, 2013 (the “Annual Report”) and the Trust’s Prospectus dated January 31, 2014.

In connection with this response to the Staff’s comments, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A Registration Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the Registration Statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made therein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff’s comment has been reproduced in bold typeface and is immediately followed by the Trust’s response.

1. Annual Report – Statements of Operations – Intrepid Capital Fund and Intrepid Small Cap Fund

Staff Comment: The Statements of Operations for the Intrepid Capital Fund and the Intrepid Small Cap Fund (together, the “Funds”) contains line-item entries for both expenses that are reimbursed by Intrepid Capital Management, Inc. (the “Adviser”) as well as expenses that are recouped by the Adviser. Please provide an explanation as to why the Funds reimbursed and recouped expenses during the fiscal year ended September 30, 2013.

Response:  The Adviser agreed to waive its management fee and/or reimburse other expenses of each of the Funds to the extent necessary to ensure that each Fund’s operating expenses did not exceed 1.40% of each Fund’s Investor Class’s average daily net assets and 1.15% of average daily net assets of each Fund’s Institutional Class.   Throughout the fiscal year ended September 30, 2013, the Funds at various points operated above and below their respective expense caps. Accordingly, the Funds were able to recoup a certain amount of expenses to become level with their respective expense caps. As a point of information, the amount of expenses recouped for each Fund did not rise to a single basis point, and as such was not presented in the fees and expenses table for the Funds in the most recent Prospectus dated January 31, 2014.

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If you have any additional questions or require further information, please contact Peter Fetzer of Foley & Lardner LLP at 414-297-5596 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

Intrepid Capital Management Funds Trust

/s/ Donald C. White
Donald C. White
Secretary

cc:           Peter Fetzer, Foley & Lardner LLP
Edward Paz, U.S. Bancorp Fund Services, LLC